

NASDAQ:GIGM

GIGAMEDIA LIMITED
COMPUTERSHARE INVESTOR SERVICES
P.O. BOX 43078
PROVIDENCE, RI 02940-3078
UNITED STATES OF AMERICA



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VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:00 p.m. on June 24, 2025 (New York time) or 11:00 a.m. on June 25, 2025 (Taipei time). Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 by 11:00 p.m. on June 23, 2025 (New York time) or 11:00 a.m. on June 24, 2025 (Taipei time).

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V70325-P32016

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

GIGAMEDIA LIMITED

		For	Against	Abstain
The Board of Directors recommends you vote FOR proposals 1 through 5.				
1.	Adoption of 2024 Audited Financial Statements.	☐	☐	☐
2.	Approval of Appointment of Auditors – Deloitte & Touche and Deloitte & Touche LLP.	☐	☐	☐
3.	Approval of Directors' Remuneration.	☐	☐	☐
4.	Approval for Authority to Allot and Issue Shares.	☐	☐	☐
5.	Approval for Share Purchase Mandate.	☐	☐	☐

NOTE: To transact any other business as may properly be transacted at the Annual General Meeting of the Company.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Notice and Proxy Statement, US Annual Report and Singapore Annual Report are available at www.proxyvote.com.

V70326-P32016

GIGAMEDIA LIMITED
Annual General Meeting of Shareholders
June 26, 2025 11:00 AM (Taipei, Taiwan)
This proxy is solicited by the Board of Directors

I/We, being a shareholder/shareholders of the above named Company, hereby appoint/appoints Cheng-Ming Huang (aka James Huang) of 8F, No. 22, Lane 407, Section 2, Tiding Blvd., Neihu District, Taipei, Taiwan, R.O.C., failing whom the Chairman of the Meeting, as my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held at 8F, No. 22, Lane 407, Section 2, Tiding Blvd., Neihu District, Taipei, Taiwan, R.O.C. on Thursday, June 26, 2025, at 11:00 AM local time, and at any adjournment or postponement thereof.

This proxy, when properly executed, and returned in a timely manner, will be voted at the Annual General Meeting and any adjournments thereof in the manner described herein. If no contrary indication is made, the proxy will be voted as recommended by the Board of Directors and the Company's management.

1. The proxy form must be signed by the shareholder or by the shareholders' attorney duly authorized in writing or, if the appointer is a corporation, either, under seal or in some other manner approved by the directors of the Company.

2. To be effective, the proxy form (and power of attorney or other authority under which it is signed or a notarially certified copy of such power of authority, if relevant) must be returned to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, or the office of the Company 8F, No. 22, Lane 407, Section 2, Tiding Boulevard, Taipei 114, Taiwan R.O.C., not less than 48 hours before the meeting, that is by no later than 11:00 p.m. June 23, 2025 (New York time), or 11:00 a.m. June 24, 2025 (Taipei time), failing which the proxy shall not be treated as valid.

Continued and to be signed on reverse side